MORGAN STANLEY DIRECT LENDING FUND

1585 BROADWAY

NEW YORK, NY 10036

October 29, 2026

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Morgan Stanley Direct Lending Fund

Rule 17g-1(g) Fidelity Bond Filing

Ladies and Gentlemen:

Pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), Morgan Stanley Direct Lending Fund, a Delaware corporation (the “Company”), has today filed the following documents:

1.	a copy of the Company’s fidelity bond (the “Bond”), which includes a statement as to the period for which the premium has been paid (attached as Exhibit A); and

2.

an officer’s certificate of the Company containing the resolutions of the Board of Directors of the Company, including a majority of directors who are not “interested persons” of the Company, as defined in Section 2(a)(19) of the 1940 Act, approving the form, type, coverage and amount of the Bond and a statement as to the period for which premiums have been paid (attached as Exhibit B).

Very truly yours,

MORGAN STANLEY DIRECT LENDING FUND

By:	/s/ Orit Mizrachi
Name:	Orit Mizrachi
Title:	Co-President and Chief Operating Officer